VIA EDGAR

March 13, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: GraniteShares ETF Trust (the “Trust”)

File Nos.: 333-214796 and 811-23214

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
114	10/08/2025	485APOS	0001493152-25-017418

The Amendments relate to the GraniteShares 3x Long AVGO Daily ETF, GraniteShares 3x Short AVGO Daily ETF, GraniteShares 3x Long BABA Daily ETF, GraniteShares 3x Short BABA Daily ETF, GraniteShares 3x Long ORCL Daily ETF and GraniteShares 3x Short ORCL Daily ETF (the “Funds”).

No securities of the Funds were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Funds at this time, therefore, respectfully requests withdrawal of the Amendments.

If you have any questions concerning the foregoing, please contact Benoit Autier of GraniteShares Advisors LLC at (646) 876 5096.

Sincerely,

/s/ William Rhind
William Rhind
President
GraniteShares ETF Trust